Second Quarter Press Release
                                 GENTIA SOFTWARE
                                 Tuition House, St. George's Road
                                 Wimbledon
                                 London SW19 4EU
                                 (Nasdaq: GNTIY)





AT THE COMPANY:               AT THE FINANCIAL RELATIONS BOARD:
George Sprenkle               For Analyst Info:  Julie Creed (312) 640-6724
Chief Financial Officer       For General Info:  Kelly Lofts (212) 661-8030
44 181 971 4000               For Media Info:  Alicia Nieva-Woodgate (212)
                              661-8030


FOR IMMEDIATE RELEASE
July 23, 1998


                    GENTIA REPORTS SECOND QUARTER RESULTS


LONDON, July 23, 1998 -- Gentia Software (Nasdaq: GNTIY), developer of analytical applications for enterprise-wide deployment, today reported second quarter results. Revenues for the second quarter of 1998 totaled $7.7 million, compared with revenues of $5.9 million for the first quarter ended March 31, 1998 and $8.1 million for the second quarter ended June 30, 1997. Comparing the second quarter ended June 30, 1998 with the first quarter ended March 31, 1998; revenues increased a substantial 31%. The revenue growth was primarily attributable to a 66% increase in license sales over 1998 first quarter levels.

      The Company reported a net loss of $1.9 million for the most recent quarter, or $0.19 cents per share, compared with a net loss of $2.6 million, or $0.27 per share, in the first quarter of 1998 and a profit of $0.5 million, or $0.05 per share, in the second quarter of 1997. The most recent quarter results include approximately $0.7 million in software development expenditures, made during the quarter to further enhance the Balanced Scorecard application. As was reported last quarter, this expense is eligible for capitalization under the FAS 86 guidelines. However, the Company elects to expense these costs in the most recent period rather than amortize them over the product's life.

      Paul Rolph, Chairman and Chief Executive Officer of Gentia, said "We made a great deal of progress during the second quarter in transitioning Gentia to an analytical applications company. Our recently completed acquisition of Technical and Computer Management Services has enabled us to significantly strengthen our management team and support our customers with the addition of 24 consultants experienced with Gentia's technology. This strategic acquisition enhances our ability to deliver complete solutions and positions us with the necessary resources to support the growing number of Balanced Scorecard rollouts. The integration is complete and we expect to realize increased benefits from the acquisition beginning in the third quarter.


      "Our relationship with Renaissance Worldwide continues to enhance Gentia's visibility in the market and reinforces our leadership in the Balanced Scorecard and associated analytical applications space. Recent additions to our growing customer base for Renaissance Balanced Scorecard include `blue chip' companies such as Volvo, Heineken, The Principal Financial Group and the Fortis Group.

      "We are also very encouraged by our new partnerships with Price Waterhouse and VantageSource to participate in joint sales opportunities in the analytical applications market. Gentia's association with these premier organizations will significantly increase our access to companies that need analytical applications to manage their business. Our goals are to leverage our market position and strategic alliances to expand our distribution capacity and strengthen our ability to deliver additional applications that complement the Scorecard," concluded Mr. Rolph.

Second Quarter Highlights

o Acquired Technical and Computer Management Services (TCMS) in a cash and stock transaction. Based in Mountain View, California and Slough, England, TCMS is a consulting firm with extensive experience in the implementation of enterprise-wide, web-based analytical applications using Gentia's technology.

o Signed reseller agreements with Price Waterhouse and VantageSource LLP, a member firm of Andersen Worldwide SC, for Gentia's Business Intelligence
     (BI) environment and associated analytical applications.

o Formed, with founding supporter Renaissance Worldwide, the Balanced Scorecard Technology Council, a venue for organizations seeking `best practices' information on automating the Balanced Scorecard. Over 350 members signed on as participants in the first two weeks of the program.

o Closed major deals during the second quarter with Barclays plc, The Principal Financial Group, Fortis, Volvo, Popular Club, Heineken, Australian Wool Test Authority, Swedish Post Office and Stena Line the majority of which were Balanced Scorecard deals.

o Achieved 100% Pure Java(TM) certification from Sun Microsystems for the latest version of its Gentia WebSuite tool, Gentia WebSuite 4.0, enabling thousands of users to interactively access business information, regardless of where they are located, via a standard, Java(TM) technology-enabled Web browser.

o Experienced steadily increasing market interest in automated Balanced Scorecard solutions, as evidenced by our second quarter Balanced Scorecard workshops. The events drew an average of 50 attendees per location on an eighteen city tour in the US, Europe, Australia and New Zealand.






About the Company

      Gentia Software (NASDAQ: GNTIY) is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions. By leveraging the only networked Business Intelligence environment designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensure information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 480 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Heineken, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has dual headquarters in Boston and London and operates in more than 20 countries worldwide.

      For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTIY.

      This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                              (Tables to Follow)

                             GENTIA SOFTWARE PLC
                Condensed Consolidated Statement of Operations
                                  (Unaudited)





                                            Three months ended       Six months ended
                                          ----------------------  ----------------------
                                           June 30,    June 30,    June 30,    June 30,
                                             1998        1997        1998        1997
                                          ---------   ---------   ---------    ---------
                                             (in thousands, except per share amounts)

                                              US$          US$         US$         US$
Revenues:
     License ...........................     $4,779      $5,018      $7,657      $8,974
     Services and other ................      2,960       3,088       5,999       6,133
                                           --------    --------    --------    --------
                                              7,739       8,106      13,656      15,107

Cost of revenues:
     License ...........................        472         116         547         283
     Services and other ................      2,045       1,662       3,827       3,177
                                           --------    --------    --------    --------
                                              2,517       1,778       4,374       3,460

Gross profit ...........................      5,222       6,328       9,282      11,647

Operating expenses:
     Sales and marketing ...............      4,175       3,591       8,290       6,705
     Research and development ..........      2,034       1,005       3,673       2,220
     General and administrative ........      1,021       1,163       2,103       2,280
     Goodwill amortization .............        128          91         230         179
                                           --------    --------    --------    --------
        Total operating expenses .......      7,358       5,850      14,296      11,384

Income (loss) from operations ..........     (2,136)        478      (5,014)        263

Other income ...........................       (215)       (295)       (461)       (598)
                                           --------    --------    --------    --------
Income (loss) before provision for taxes     (1,921)        773      (4,553)        861
     Provision for income taxes ........         --        (229)         --        (258)
                                           --------    --------    --------    --------
Net income (loss) ......................    ($1,921)       $544     ($4,553)       $603
                                           ========    ========    ========    ========


     Basic income (loss) per share .....     ($0.19)      $0.06      ($0.47)      $0.07
     Diluted income (loss) per share ...     ($0.19)      $0.05      ($0.47)      $0.05

     Shares used to compute basic EPS ..      9,869       9,015       9,753       9,010
     Shares used to compute diluted EPS.      9,869      10,900       9,753      11,043

                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets

                                                           June 30   December 31
                                                            1998        1997
                                                         ---------- ------------
                                                         (unaudited)  (audited)
                                                              (in thousands)

                                                              US$         US$
Assets
   Current assets:
        Cash and cash equivalents ......................    $13,455     $20,332
        Accounts receivable, net of allowance $ 1,338
          (Dec 31, 1997 - $1,819) ......................     11,223       7,758
        Prepaid expenses and other current assets ......      2,358       1,921
        Deferred taxes .................................        247         285
                                                           --------    --------
Total current assets ...................................    $27,283     $30,296


   Property and equipment, net .........................      2,425       2,037
   Goodwill on acquisition, net of amortization of $ 724
     (Dec 31, 1997 - $494) .............................      5,404       3,602
   Deferred taxes ......................................        459         459
                                                           ========    ========
Total assets ...........................................    $35,571     $36,394
                                                           ========    ========


Liabilities and shareholders' equity

   Current liabilities:
        Current portion of lease obligations ...........        $89        $105
        Accounts payable ...............................      2,989       1,743
        Accrued liabilities ............................      1,402       1,337
        Deferred revenues ..............................      4,710       3,630
        Other accounts payable .........................      1,319       1,337
                                                           --------    --------
Total current liabilities ..............................    $10,509      $8,152

   Non current liabilities:
        Deferred taxation ..............................        274         274
        Long-term portion of lease obligations .........         92         109
                                                           --------    --------
Total liabilities ......................................    $10,875      $8,535

   Shareholders' equity:
        Ordinary shares ................................      2,416       2,300
        Additional paid-in capital .....................     28,783      27,406

        Retained earnings ..............................     (5,789)     (1,236)
        Cumulative translation adjustment ..............       (714)       (611)
                                                           --------    --------
Total shareholders' equity .............................    $24,696     $27,859
                                                           --------    --------

Total liabilities and shareholders' equity .............    $35,571     $36,394
                                                           ========    ========